P.E. 2/1/02

818686

02013435

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . February 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA MAKES OFFER TO ACQUIRE FRENCH GENERIC OPERATIONS FROM BAYER

Jerusalem, Israel, February 5, 2002 – Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) today announced that it has made a firm offer to acquire Bayer Pharma S.A.'s French generic business including marketing and manufacturing activities. The offer includes Bayer Classics S.A. a leading supplier of generic pharmaceutical products to the French retail market. Notification of Teva's offer has been made to the workers' committees of Bayer in accordance with French law. The potential acquisition in the emerging French generic market is in line with Teva's strategy to be a global generic leader and enhance its activities in Europe.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

TEVA

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
Dr. Aaron Schwartz
VP – Global Product Marketing
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7277
Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

COPAXONE® BECOMES AVAILABLE TO U.K. MS PATIENTS UNDER NHS SCHEME

Jerusalem, Israel, February 5, 2002 – Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) today announced that Copaxone® will be available in the U.K. under the new National Health Service (NHS) scheme.

The U.K. department of health announced yesterday that a special risk- sharing scheme will be implemented from May this year. The scheme will ensure that patients who meet criteria devised by the Association of British Neurologists can be prescribed MS pharmaceuticals. The number of U.K. MS patients is the second largest in Europe.

Glyn Wright, General Manager of Teva U.K. said: " This new scheme will be very happily received by thousands of people with MS. We are delighted that neurologists will now be able to offer treatment with Copaxone® to their patients."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company's Annual Report on Form 20-F and the Company's other filings with the U. S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: February 6, 2002